Exhibit 99.1

For Immediate Release

Contacts: Inspire Pharmaceuticals, Inc. Jenny Kobin Senior Director, Investor Relations (919) 941-9777, Extension 219	Thomas R. Staab, II Chief Financial Officer and Treasurer (919) 941-9777, Extension 267

INSPIRE REPORTS FIRST QUARTER 2005 FINANCIAL RESULTS

DURHAM, NC – May 9, 2005 – Inspire Pharmaceuticals, Inc. (NASDAQ: ISPH) today reported financial results for the first quarter ended March 31, 2005.

Total revenue for the first quarter of 2005 was $1.9 million compared to $0.6 million of revenue for the first quarter of 2004. Co-promotion revenue recognized from net sales of Elestat™ (epinastine HCl ophthalmic solution) 0.05% was $1.1 million and reflects an 87% increase from the $0.6 million of co-promotion revenue from Elestat recognized in the first quarter of 2004, following the February 2004 launch of Elestat. The remaining first quarter of 2005 revenue was co-promotion revenue received from Allergan, Inc. (NYSE: AGN) based on net sales of Restasis® (cyclosporine ophthalmic emulsion) 0.05%. The Company began receiving revenue on net sales of Restasis in the second quarter of 2004.

The Company has deferred $1.6 million of revenue from Elestat due under its agreement with Allergan, in accordance with Inspire’s previously disclosed revenue recognition policy. The Company expects to recognize this deferred revenue in future 2005 quarters as it makes progress against an annual net sales target for Elestat.

Operating expenses for the first quarter of 2005 totaled $16.1 million, as compared to $13.3 million for the same period in 2004. The increase in first quarter 2005 operating expenses, as compared to 2004, was primarily due to moderate increases in all operating expense categories as the Company enters its second fiscal year of commercial operations.

For the quarter ended March 31, 2005, the Company reported a net loss of $13.3 million, or ($0.32) per share, as compared to a net loss of $12.4 million, or ($0.39) per share, for the same period in 2004. Cash, cash equivalents and investments totaled $141.2 million at March 31, 2005, reflecting a $15.6 million utilization of cash and investments in the first quarter of 2005.

Based upon the current results and trends, the Company reaffirms its previously issued 2005 operating guidance of co-promotion revenue of $17-20 million and operating expenses of $59-65 million. However, the Company does not anticipate recording any stock option compensation expense in 2005, as it had previously communicated, due to the Securities and Exchange Commission’s postponement of the implementation date for Statement of Financial Accounting Standards No. 123 (R).

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

Commenting on the results, Christy L. Shaffer, Ph.D., Chief Executive Officer of Inspire, stated, “We continue to be pleased with sales of Elestat and Restasis, and our resources remain focused on our key near-term business drivers. We are on track for submission of our diquafosol tetrasodium New Drug Application amendment by the end of the second quarter and for completion of our cystic fibrosis toxicology and Phase 2 safety studies for denufosol tetrasodium in the fall. In addition, we are excited about the potential to advance a number of pipeline opportunities in the areas of corneal epithelial wound healing, macular edema and glaucoma. We believe we have the resources and the capability to move forward our most promising programs, and we will continue to evaluate partnering opportunities to build and advance our pipeline.”

Recent Updates Include (January 1, 2005 through May 10, 2005):

Research & Development

•	Completed enrollment in a Phase 1 clinical trial for INS50589 Antiplatelet in cardiovascular diseases;

•	Began enrollment in a Phase 2 pilot clinical trial for diquafosol in corneal wound healing;

•	Announced plans to initiate two Phase 2 pilot clinical trials for INS37217 Ophthalmic (denufosol tetrasodium) in macular edema in 2005;

•	Discontinued enrollment in a Phase 2 clinical trial for INS37217 Ophthalmic in retinal detachment, due to a previously disclosed slow enrollment rate; and

•	Announced top-line results of a Phase 3 clinical trial of diquafosol for treatment of dry eye.

Sales and Marketing

•	Achieved market share for Elestat of over 17% of new prescription volume in Inspire’s target universe (the top 200 prescribing eye care professionals and allergists in each of Inspire’s 64 U.S. sales territories), making Elestat the second-highest prescribed product in this target universe for the week ending April 15, 2005, based on National Prescription data from IMS Health. In the total prescription allergic conjunctivitis market, Elestat represented over 7% of total 2005 prescription volume, and is the third most prescribed product, through the week ending April 15, 2005; and

•	Continued to achieve patient and prescriber acceptance of Restasis, the only approved prescription treatment for dry eye in the United States, with aggregate first quarter 2005 net sales to Allergan of $37.3 million, representing over a 75% increase over the first quarter of 2004.

Corporate

•	Appointed Kenneth B. Lee, Jr. as Chairman of the Board of Directors, effective February 2005, following the death of W. Leigh Thompson, M.D., Ph.D., ScD;

•	Expanded Inspire’s organization for pursuing business development, licensing and strategic alliance initiatives by hiring Joseph M. Spagnardi, Vice President and Deputy General Counsel; and

•	Ranked number six in a statewide competition of the best employers in North Carolina, based on a survey conducted by Best Companies Group Inc., a national research organization.

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

The Company is the subject of several pending stockholder lawsuits. It is not possible at this time to assess the final outcome of these matters and the potential impact on the Company’s operations. The Company’s financial guidance for 2005, as described above, includes estimated legal expenses for defending against this litigation.

Inspire will host a conference call and live webcast to discuss its first quarter 2005 financial results on Tuesday, May 10th at 10:00 a.m. ET. To access the conference call, U.S. participants may call (877) 780-2276 and international participants may call (973) 582-2757. A live web cast and replay of the call will be available on Inspire’s website at www.inspirepharm.com. A telephone replay of the conference call will be available until May 24, 2005. To access this replay, U.S. participants may call (877) 519-4471 and international participants may call (973) 341-3080. The replay pass code is 5983592.

About Inspire

Inspire is a biopharmaceutical company dedicated to discovering, developing and commercializing prescription products in disease areas with significant commercial potential and unmet medical needs. Inspire has significant technical and scientific expertise in the therapy areas of ophthalmology and respiratory and is a leader in the field of P2 receptors which are important drug targets in various therapeutic areas, including ophthalmology, respiratory disease and cardiovascular disease. Inspire’s specialty sales force promotes Elestat™ and Restasis®, ophthalmology products developed by Inspire’s partner, Allergan, Inc. Elestat and Restasis are trademarks owned by Allergan.

Forward-Looking Statements

The forward-looking statements in this news release relating to management’s expectations and beliefs are based on preliminary information and management assumptions. Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, intellectual property rights, adverse litigation developments, competitive products, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, delays in manufacturing, funding and the timing and content of decisions made by regulatory authorities, including the United States Food and Drug Administration. Further information regarding factors that could affect Inspire’s results is included in Inspire’s filings with the Securities and Exchange Commission. Inspire undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof.

— Financial tables follow —

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

INSPIRE PHARMACEUTICALS, INC.

Condensed Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Revenues:
Revenue from product co-promotion	$1,851	$609

Total revenue	1,851	609

Operating expenses:
Research and development	6,052	5,149
Selling and marketing	7,369	5,938
General and administrative	2,688	2,186

Total operating expenses	16,109	13,273

Loss from operations	(14,258)	(12,664)
Other income (expense):
Interest income	956	334
Interest expense	(40)	(17)
Loss on investments	—	(81)

Other income	916	236

Net loss	$(13,342)	$(12,428)

Basic and diluted net loss per common share	$(0.32)	$(0.39)

Common shares used in computing basic and diluted net loss per common share	41,937	31,902

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

INSPIRE PHARMACEUTICALS, INC.

Selected Balance Sheet Information

(in thousands)

	March 31, 2005	December 31, 2004
Cash, cash equivalents and investments	$141,235	$156,796
Receivable from Allergan, Inc.	3,308	3,501
Working capital	114,255	134,559
Total assets	150,115	165,696
Deferred revenue	1,647	—
Total stockholders’ equity	136,163	149,598
Shares of common stock outstanding	42,067	41,845

# # #

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797